EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	04/26/11
Item IDs	2.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, 1st Quarter 2011 Earnings
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, CHCO 1st Quarter 2011 Earnings Release and Tables
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K, 1st Quarter Earnings Release and Exhibit

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
April 26, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On April 26, 2011, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the first quarter ended March 31, 2011. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	News Release issued April 26, 2011

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>April 29, 2011</u>   **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
April 26, 2011

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces First Quarter Results

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.7 billion bank holding company headquartered in Charleston, today announced net income per diluted share for the first quarter of $0.62 compared to $0.58 per diluted share in the first quarter of 2010. Net income for the first quarter of 2011 was $9.6 million compared to $9.3 million in the first quarter of 2010. For the first quarter of 2011, the Company achieved a return on assets of 1.44%, a return on tangible equity of 14.7%, a net interest margin of 3.95%, and an efficiency ratio of 55.7%. This compares with a return on assets of 1.42%, a return on equity of 14.6%, a net interest margin of 4.14%, and an efficiency ratio of 54.9% for the comparable period of 2010.

City's CEO Charles Hageboeck stated that, "City's results for the first quarter of 2011 are up slightly from the first quarter of 2010 and remain favorable compared to our peers despite the continuing challenges of additional regulations, a prolonged abnormally low interest rate environment, and an economic environment that remains cloudy and uncertain. City's asset quality remains strong with stable and relatively low levels of past due loans. While our nonperforming assets increased in the first quarter due to the deteriorating performance of a large commercial relationship, the impact on the allowance for loan losses was relatively muted, as this client's deteriorating financial performance was previously anticipated by management and we believe that the loan is well secured with marketable real estate. Reflecting the Company's success at anticipating credit challenges, net charge-offs for the quarter were only $0.9 million."

"Net interest income for the first quarter of 2011, exclusive of the impact of our interest rate floors, increased $0.1 million from the first quarter of 2010. While the yield on interest earning assets has been compressed due to the sustained low interest rate environment, we have been able to offset this impact by growing our loan portfolio 3.8% from March 31, 2010 and continuing to prudently price our interest bearing deposits. Additionally, based upon current trends, we believe that loan growth in 2011 will exceed that achieved in the prior year. The net interest margin has been stable for the last three quarters, with the decrease as compared to a year-ago primarily attributable to income earned on interest rate floors which will expire in June 2011. "

"As anticipated, our service fee revenues declined $1.2 million, or 11.5%, from the first quarter of 2010. This decline is attributable to changes brought about by the Electronic Funds Transfer Act and Federal Reserve Board Regulation E, less spending by consumers, and implementation of an enhanced customer service providing "real-time" processing of electronic transactions which had the additional benefit to customers of reducing certain bank fees. However, this decline in non-interest income was mitigated by the Company not experiencing any credit-related net impairment losses in the first quarter of 2011."

"City's financial position remains strong and healthy. Our balance sheet is positioned to benefit from future interest rate increases; we have stable core deposits; and we have strong capital and liquidity. City continues to hold its place as one of the most profitable and well capitalized publicly traded banks in the U.S. and we look forward to continuing to meet the needs of our shareholders and customers," Hageboeck concluded.

Net Interest Income

The Company's tax equivalent net interest income decreased $0.7 million, or 2.9%, from $23.8 million during the first quarter of 2010 to $23.1 million during the first quarter of 2011. This decline is due to a decrease in interest income associated with the gain from the sale of interest rate floors. During the third and fourth quarters of 2008, the Company sold $450 million of interest rate floors. The $16.7 million gain from sales of these interest rate floors is being recognized over the remaining lives of the various hedged loans – primarily prime-based commercial and home equity loans. During the first quarter of 2011, the Company recognized $0.7 million of interest income compared to $1.5 million of interest income recognized in the first quarter of 2010 from the interest rate floors. The Company's reported net interest margin decreased from 4.14% for the quarter ended March 31, 2010 to 3.95% for the quarter ended March 31, 2011, primarily reflecting the impact associated with the lower interest income recognized on the interest rate floors described above.

Credit Quality

The Company's ratio of non-performing assets to total loans and other real estate owned increased from 1.12% at December 31, 2010 to 1.75% at March 31, 2011, due to a large commercial relationship whose performance has deteriorated. Despite this increase, the Company's ratio of non-performing assets to total loans and other real estate owned continues to compare very favorably to peers. The Company's non-performing asset ratio of 1.75% at March 31, 2011 is only 30% of the 5.83% non-performing asset ratio reported by the Company's peer group (bank holding companies with total assets between $1 and $5 billion) as of the most recently reported quarter ended December 31, 2010.

Past due loans decreased modestly from $8.7 million at December 31, 2010 to $8.3 million or 0.44% of total loans outstanding at March 31, 2011. Past due residential real estate loans were $3.3 million or 0.53% of residential real estate loans outstanding at March 31, 2011; past due home equity loans were $2.3 million or 0.54% of home equity loans outstanding at March 31, 2011; past due commercial real estate loans were $1.7 million or 0.26% of commercial real estate loans outstanding at March 31, 2011; and past due commercial and industrial loans were $0.4 million or 0.31% of commercial and industrial loans outstanding at March 31, 2011.

The Company had net charge-offs of $0.9 million for the first quarter of 2011, which primarily consists of net charge-offs on residential real estate loans of $0.6 million and home equity loans of $0.2 million.

At March 31, 2011, the Allowance for Loan Losses ("ALLL") was $18.4 million or 0.98% of total loans outstanding and 72% of non-performing loans compared to $18.8 million or 1.05% of loans outstanding and 132% of non-performing loans at March 31, 2010, and $18.2 million or 0.98% of loans outstanding and 156% of non-performing loans at December 31, 2010.

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $1.1 million in the first quarter of 2011, which is similar to the $1.1 million for the comparable period in 2010. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

Non-interest Income

Exclusive of net other-than-temporary investment impairment losses during the quarter ended March 31, 2010, non-interest income decreased $1.1 million to $12.7 million in the first quarter of 2011 as compared to $13.8 million in the first quarter of 2010. Service charges from depository accounts decreased $1.2 million, or 11.5%, to $9.1 million in the first quarter of 2011 due to the changes from complying with Regulation E, a general decline in consumer spending, and implementation of "real time" processing of all electronic transactions in the second quarter of 2010. This decrease was partially offset by an increase in insurance commission revenues of $0.2 million, or 16.0%, from $1.4 million during the first quarter of 2010 to $1.6 million during the first quarter of 2011.

Non-interest Expenses

Non-interest expenses decreased $0.7 million, from $20.6 million in the first quarter of 2010 to $19.9 million in the first quarter of 2011. Most of this decline can be attributed to repossessed asset losses, which decreased $0.7 million, primarily due to the write down of a foreclosed property located in the eastern panhandle of West Virginia in the first quarter of 2010. Additionally, advertising expenses declined $0.2 million, or 25.5%, from the first quarter of 2010. These decreases were partially offset by increased salaries and employee benefit expenses of $0.2 million.

Balance Sheet Trends

As compared to December 31, 2010, loans have increased modestly at March 31, 2011 to $1.87 billion, primarily due to increases in commercial real estate loans of $7.0 million (1.1%) and residential real estate loans of $5.3 million (0.9%), which were partially offset by decreases in commercial and industrial loans of $5.1 million (3.8%) and consumer loans of $0.9 million (2.5%).

Total average depository balances increased $31.0 million, or 1.4%, from the quarter ended December 31, 2010 to the quarter ended March 31, 2011. This growth was primarily in interest-bearing deposits ($18.2 million), noninterest-bearing deposits ($9.7 million), and savings deposits ($9.7 million). These increases were partially offset by a decrease of $6.6 million in time deposits.

Income Tax Expense

The Company's effective income tax rate for the first quarter of 2011 was 33.8% compared to 32.1% for the year ended December 31, 2010, and 33.3% for the quarter ended March 31, 2010. The effective rate is based upon the Company's expected tax rate for the year ending December 31, 2011.

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 83.9% and the loan to asset ratio was 69.2% at March 31, 2011. The Company maintained investment securities totaling 17.9% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 47.1% of assets at March 31, 2011. Time deposits fund 35.5% of assets at March 31, 2011, but very few of these deposits are in accounts that have balances of more than $150,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. The Company's tangible equity ratio was 9.6% at March 31, 2011 compared to 10.0% at December 31, 2010. At March 31, 2011, City National Bank's Leverage Ratio is 9.26%, its Tier I Capital ratio is 12.25%, and its Total Risk-Based Capital ratio is 13.20%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation. Further, the Company's strong bank capital has not been achieved through the excessive issuance of trust preferred debt by the bank holding company or by participation in the Troubled Asset Relief Program ("TARP").

On March 30, 2011, the Board approved a quarterly cash dividend to 34 cents per share payable April 29, 2011, to shareholders of record as of April 15, 2011. During the quarter ended March 31, 2011, the Company repurchased 270,745 common shares at a weighted average price of $34.62 as part of a one million share repurchase plan authorized by the Board of Directors in October 2009. At March 31, 2011, the Company could repurchase approximately 294,000 shares under the October 2009 authorization.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 68 branches across West Virginia, Eastern Kentucky and Southern Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

5

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

	Three Months Ended March 31,		Percent Change
	2011	2010	
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 23,062	$ 23,746	(2.88)%
Net Income available to common shareholders	9,614	9,313	3.23%
Earnings per Basic Share	0.62	0.59	5.83%
Earnings per Diluted Share	0.62	0.58	5.65%
Key Ratios (percent):			
Return on Average Assets	1.44%	1.42%	1.61%
Return on Average Tangible Equity	14.68%	14.57%	0.71%
Net Interest Margin	3.95%	4.14%	(4.64)%
Efficiency Ratio	55.69%	54.87%	1.49%
Average Shareholders' Equity to Average Assets	11.91%	11.87%	0.31%
Consolidated Risk Based Capital Ratios (a):			
Tier I	13.54%	13.67%	(0.95)%
Total	14.47%	14.65%	(1.23)%
Tangible Equity to Tangible Assets	9.63%	9.79%	(1.64)%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.34	$ 0.34	-
Book Value per Share	20.39	19.71	3.43%
Tangible Book Value per Share	16.69	16.11	3.56%
Market Value per Share:			
High	37.22	34.92	6.59%
Low	33.79	30.37	11.26%
End of Period	35.36	34.29	3.12%
Price/Earnings Ratio (b)	14.24	14.62	(2.56)%

(a) March 31, 2011 risk-based capital ratios are estimated

(b) March 31, 2011 price/earnings ratio computed based on annualized first quarter 2011 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

	Book Value per Share				Market Price Range per Share	
	March 31	June 30	September 30	December 31	Low	High
2007	$ 17.62	$ 17.40	$ 17.68	$ 18.14	$ 31.16	$ 41.54
2008	18.92	18.72	17.61	17.58	29.08	42.88
2009	17.69	18.24	18.95	19.37	20.88	34.34
2010	19.71	19.95	20.31	20.31	26.87	38.03
2011	20.39				33.79	37.22

Earnings per Basic Share

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year-to-Date
2007	$ 0.76	$ 0.72	$ 0.76	$ 0.78	$ 3.02
2008	0.81	0.83	(0.16)	0.26	1.74
2009	0.69	0.64	0.66	0.70	2.69
2010	0.59	0.68	0.58	0.64	2.48
2011	0.62				0.62

Earnings per Diluted Share

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year-to-Date
2007	$ 0.76	$ 0.72	$ 0.76	$ 0.78	$ 3.01
2008	0.80	0.83	(0.16)	0.26	1.74
2009	0.69	0.64	0.66	0.70	2.68
2010	0.58	0.68	0.58	0.64	2.47
2011	0.62				0.62

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

	Three Months Ended March 31,			
	2011		**2010**	
Interest Income				
Interest and fees on loans	$	23,738	$	24,854
Interest on investment securities:				
Taxable		4,541		5,611
Tax-exempt		462		470
Interest on federal funds sold		13		-
Total Interest Income		28,754		30,935
Interest Expense				
Interest on deposits		5,711		7,184
Interest on short-term borrowings		72		100
Interest on long-term debt		157		160
Total Interest Expense		5,940		7,444
Net Interest Income		22,814		23,491
Provision for loan losses		1,086		1,080
Net Interest Income After Provision for Loan Losses		21,728		22,411
Non-Interest Income				
Total investment securities impairment losses		-		(3,203)
Noncredit impairment losses recognized in other comprehensive income		-		1,552
Net investment securities impairment losses		-		(1,651)
Service charges		9,054		10,228
Insurance commissions		1,621		1,397
Trust and investment management fee income		753		862
Bank owned life insurance		758		728
Other income		476		548
Total Non-Interest Income		12,662		12,112
Non-Interest Expense				
Salaries and employee benefits		9,912		9,749
Occupancy and equipment		2,106		2,045
Depreciation		1,136		1,218
Professional fees		469		363
Postage, delivery, and statement mailings		554		609
Advertising		680		913
Telecommunications		429		451
Bankcard expenses		501		476
Insurance and regulatory		1,232		1,187
Office supplies		539		493
Repossessed asset losses, net of expenses		198		946
Other expenses		2,102		2,101
Total Non-Interest Expense		19,858		20,551
Income Before Income Taxes		14,532		13,972
Income tax expense		4,918		4,659
Net Income Available to Common Shareholders	$	9,614	$	9,313
Distributed earnings allocated to common shareholders	$	5,154	$	5,345
Undistributed earnings allocated to common shareholders		4,392		3,918
Net earnings allocated to common shareholders	$	9,546	$	9,263
Average common shares outstanding		15,380		15,793
Effect of dilutive securities:				
Employee stock options		82		58
Shares for diluted earnings per share		15,462		15,851
Basic earnings per common share	$	0.62	$	0.59
Diluted earnings per common share	$	0.62	$	0.58

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

	Three Months Ended	
	March 31, 2011	March 31, 2010
Balance at January 1	$ 314,861	$ 307,735
Net income	9,614	9,313
Other comprehensive income:		
Change in unrealized gain/(loss) on securities available-for-sale	789	3,136
Change in unrealized (loss) on interest rate floors	(196)	(912)
Cash dividends declared ($0.34/share)	(5,190)	(5,373)
Issuance of stock award shares, net	464	371
Exercise of 5,476 stock options	153	-
Exercise of 200 stock options	-	3
Purchase of 270,745 common shares of treasury	(9,373)	-
Purchase of 84,015 common shares of treasury	-	(2,605)
Balance at March 31	$ 311,122	$ 311,668

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

	March 31 2011		December 31 2010		Quarter Ended September 30 2010		June 30 2010		March 31 2010
Interest income	$	28,754	$	29,241	$	29,970	$	31,770	$	30,935
Taxable equivalent adjustment		248		244		244		246		255
Interest income (FTE)		29,002		29,485		30,214		32,016		31,190
Interest expense		5,940		6,283		6,810		7,092		7,444
Net interest income		23,062		23,202		23,404		24,924		23,746
Provision for loan losses		1,086		2,343		1,847		1,823		1,080
Net interest income after provision for loan losses		21,976		20,859		21,557		23,101		22,666
Noninterest income		12,662		11,905		11,643		13,278		12,112
Noninterest expense		19,858		18,400		19,804		19,965		20,551
Income before income taxes		14,780		14,364		13,396		16,414		14,227
Income tax expense		4,918		4,212		4,129		5,453		4,659
Taxable equivalent adjustment		248		244		244		246		255
Net income available to common shareholders	$	9,614	$	9,908	$	9,023	$	10,715	$	9,313
Distributed earnings allocated to common shareholders	$	5,154	$	5,239	$	5,237	$	5,274	$	5,345
Undistributed earnings allocated to common shareholders		4,392		4,610		3,733		5,374		3,918
Net earnings allocated to common shareholders	$	9,546	$	9,849	$	8,970	$	10,648	$	9,263
Average common shares outstanding		15,380		15,439		15,496		15,656		15,793
Effect of dilutive securities:										
Employee stock options		82		69		56		65		58
Shares for diluted earnings per share		15,462		15,508		15,552		15,721		15,851
Basic earnings per common share	$	0.62	$	0.64	$	0.58	$	0.68	$	0.59
Diluted earnings per common share		0.62		0.64		0.58		0.68		0.58
Cash dividends declared per share		0.34		0.34		0.34		0.34		0.34
Net Interest Margin		3.95%		3.92%		3.94%		4.22%		4.14%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

						Quarter Ended September 30 2010		June 30 2010		March 31 2010
		March 31 2011		December 31 2010						
Non-Interest Income:										
Service charges	$	9,054	$	9,624	$	9,702	$	10,448	$	10,228
Insurance commissions		1,621		1,503		1,346		1,244		1,397
Trust and investment management fee income		753		720		618		567		862
Bank owned life insurance		758		751		1,104		813		728
Other income		476		527		439		437		548
Subtotal		12,662		13,125		13,209		13,509		13,763
Total investment securities impairment losses		-		(1,932)		(3,028)		(1,237)		(3,203)
Noncredit impairment losses recognized in other comprehensive income		-		713		127		944		1,552
Net investment securities impairment losses		-		(1,219)		(2,901)		(293)		(1,651)
Gain (loss) on sale of investment securities		-		(1)		1,335		62		-
Total Non-Interest Income	$	12,662	$	11,905	$	11,643	$	13,278	$	12,112
Non-Interest Expense:										
Salaries and employee benefits	$	9,912	$	8,930	$	9,817	$	9,745	$	9,749
Occupancy and equipment		2,106		1,861		1,917		1,874		2,045
Depreciation		1,136		1,138		1,145		1,174		1,218
Professional fees		469		502		414		398		363
Postage, delivery, and statement mailings		554		548		599		615		609
Advertising		680		647		891		1,241		913
Telecommunications		429		428		413		440		451
Bankcard expenses		501		548		481		448		476
Insurance and regulatory		1,232		1,238		1,244		1,200		1,187
Office supplies		539		457		497		484		493
Repossessed asset losses, net of expenses		198		196		234		78		946
Other expenses		2,102		1,907		2,152		2,268		2,101
Total Non-Interest Expense	$	19,858	$	18,400	$	19,804	$	19,965	$	20,551
Employees (Full Time Equivalent)		796		805		801		812		815
Branch Locations		68		68		68		67		67

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	March 31 2011		December 31 2010	
	(Unaudited)			
Assets				
Cash and due from banks	$	51,953	$	50,043
Interest-bearing deposits in depository institutions		9,188		5,336
Federal funds sold		35,000		11,000
Cash and cash equivalents		96,141		66,379
Investment securities available-for-sale, at fair value		460,600		429,720
Investment securities held-to-maturity, at amortized cost		23,875		23,865
Total investment securities		484,475		453,585
Gross loans		1,869,524		1,865,000
Allowance for loan losses		(18,414)		(18,224)
Net loans		1,851,110		1,846,776
Bank owned life insurance		76,961		76,231
Premises and equipment, net		63,867		64,530
Accrued interest receivable		8,149		7,264
Net deferred tax assets		29,444		29,235
Intangible assets		56,471		56,573
Other assets		33,306		36,722
Total Assets	$	2,699,924	$	2,637,295
Liabilities				
Deposits:				
Noninterest-bearing	$	344,562	$	337,927
Interest-bearing:				
Demand deposits		506,971		486,737
Savings deposits		419,445		397,042
Time deposits		957,552		949,669
Total deposits		2,228,530		2,171,375
Short-term borrowings		119,302		112,710
Long-term debt		16,495		16,495
Other liabilities		24,475		21,854
Total Liabilities		2,388,802		2,322,434
Stockholders' Equity				
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued		-		-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;				
18,499,282 shares issued at March 31, 2011 and December 31, 2010				
less 3,237,337 and 2,994,501 shares in treasury, respectively		46,249		46,249
Capital surplus		102,737		103,057
Retained earnings		275,329		270,905
Cost of common stock in treasury		(111,289)		(102,853)
Accumulated other comprehensive loss:				
Unrealized gain on securities available-for-sale		1,811		1,022
Unrealized gain on derivative instruments		99		295
Underfunded pension liability		(3,814)		(3,814)
Total Accumulated Other Comprehensive Loss		(1,904)		(2,497)
Total Stockholders' Equity		311,122		314,861
Total Liabilities and Stockholders' Equity	$	2,699,924	$	2,637,295

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost	Credit-Related Net Investment Impairment Losses through March 31, 2011	Unrealized Gains (Losses)	Carrying Value
Mortgage Backed Securities	$ 268,959	$ -	$ 7,182	$ 276,141
Municipal Bonds	64,625	-	644	65,269
Pooled Bank Trust Preferreds	27,090	(19,241)	(4,806)	3,043
Single Issuer Bank Trust Preferreds,				
Subdebt of Financial Institutions, and				
Bank Holding Company Preferred Stocks	93,201	(1,653)	743	92,291
Money Markets and Mutual Funds	31,118	-	(13)	31,105
Federal Reserve Bank and FHLB stock	12,262	-	-	12,262
Community Bank Equity Positions	10,337	(5,130)	(843)	4,364
Total Investments	$ 507,592	$ (26,024)	$ 2,907	$ 484,475

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	March 31 2011		December 31 2010		September 30 2010		June 30 2010		March 31 2010
Residential real estate [1]	$	615,635	$	610,369	$	605,351	$	605,026	$	597,429
Home equity		415,719		416,172		411,481		404,789		398,443
Commercial and industrial		129,475		134,612		135,407		139,454		141,687
Commercial real estate [2]		668,710		661,758		629,924		638,660		619,536
Consumer		37,482		38,424		39,879		40,447		41,144
DDA overdrafts		1,970		2,876		2,528		3,412		2,453
Previously securitized loans		533		789		1,268		1,784		1,148
Gross Loans	$	1,869,524	$	1,865,000	$	1,825,838	$	1,833,572	$	1,801,840

[1] - Included in residential real estate loans are $9.4 million of construction loans at March 31, 2011.

[2] - Included in commercial real estate loans are $24.3 million of construction loans at March 31, 2011.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

				Three Months Ended March 31,			
	2011				2010		
	Average Balance	Interest	Yield/ Rate		Average Balance	Interest	Yield/ Rate
Assets:							
Loan portfolio [1]:							
Residential real estate	$ 608,653	$ 7,470	4.98%	$	592,935	$ 7,895	5.40%
Home equity [2]	414,664	5,074	4.96%		397,690	5,358	5.46%
Commercial, financial, and agriculture [3]	792,536	9,477	4.85%		753,548	9,910	5.33%
Installment loans to individuals [4]	45,249	812	7.28%		47,520	913	7.79%
Previously securitized loans	658	905	557.79%		1,441	779	219.24%
Total loans	1,861,760	23,738	5.17%		1,793,134	24,855	5.62%
Securities:							
Taxable	420,082	4,541	4.38%		477,632	5,611	4.76%
Tax-exempt [5]	50,725	710	5.68%		49,635	724	5.92%
Total securities	470,807	5,251	4.52%		527,267	6,335	4.87%
Deposits in depository institutions	8,661	-	-		4,773	-	-
Federal funds sold	26,780	13	0.20%		-	-	-
Total interest-earning assets	2,368,008	29,002	4.97%		2,325,174	31,190	5.44%
Cash and due from banks	56,459				54,639		
Bank premises and equipment	64,342				64,116		
Other assets	204,494				207,817		
Less: Allowance for loan losses	(18,555)				(19,108)		
Total assets	$ 2,674,748			$	2,632,638		
Liabilities:							
Interest-bearing demand deposits	485,204	244	0.20%		456,969	350	0.31%
Savings deposits	402,099	257	0.26%		381,900	282	0.30%
Time deposits	952,632	5,210	2.22%		999,661	6,552	2.66%
Short-term borrowings	111,192	72	0.26%		110,163	100	0.37%
Long-term debt	16,495	157	3.86%		16,944	160	3.83%
Total interest-bearing liabilities	1,967,622	5,940	1.22%		1,965,637	7,444	1.54%
Noninterest-bearing demand deposits	369,356				341,132		
Other liabilities	19,275				13,343		
Stockholders' equity	318,495				312,526		
Total liabilities and stockholders' equity	$ 2,674,748			$	2,632,638		
Net interest income		$ 23,062				$ 23,746	
Net yield on earning assets			3.95%				4.14%

[1] For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.
[2] Interest income includes $478 and $721 from interest rate floors for the three months ended March 31, 2011 and March 31, 2010, respectively.
[3] Includes the Company's commercial and industrial and commercial real estate loan categories. Interest income includes $246 and $760 from interest rate floors for the three months ended March 31, 2011 and March 31, 2010, respectively.
[4] Includes the Company's consumer and DDA overdrafts loan categories.
[5] Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	March 31 2011 (a)	December 31 2010	September 30 2010	June 30 2010	March 31 2010
Tier I Capital:					
Stockholders' equity	$ 311,122	$ 314,861	$ 314,841	$ 311,408	$ 311,668
Goodwill and other intangibles	(56,276)	(56,378)	(56,487)	(56,596)	(56,705)
Accumulated other comprehensive loss (income)	1,904	2,497	(2,498)	(950)	330
Qualifying trust preferred stock	16,000	16,000	16,000	16,000	16,000
Unrealized loss on AFS securities	(856)	(521)	(1,277)	(3,668)	(2,950)
Excess deferred tax assets	(4,174)	(2,904)	(2,915)	(3,530)	(3,827)
Total tier I capital	$ 267,720	$ 273,555	$ 267,664	$ 262,664	$ 264,516
Total Risk-Based Capital:					
Tier I capital	$ 267,720	$ 273,555	$ 267,664	$ 262,664	$ 264,516
Qualifying allowance for loan losses	18,414	18,224	18,364	19,456	18,982
Total risk-based capital	$ 286,134	$ 291,779	$ 286,028	$ 282,120	$ 283,498
Net risk-weighted assets	$ 1,977,395	$ 1,970,635	$ 1,949,080	$ 1,952,076	$ 1,935,071
Ratios:					
Average stockholders' equity to average assets	11.91%	12.09%	11.90%	11.76%	11.87%
Tangible capital ratio	9.63%	10.01%	10.04%	9.86%	9.79%
Risk-based capital ratios:					
Tier I capital	13.54%	13.88%	13.73%	13.46%	13.67%
Total risk-based capital	14.47%	14.81%	14.68%	14.45%	14.65%
Leverage capital	10.24%	10.54%	10.30%	10.06%	10.28%

(a) March 31, 2011 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended				
	March 31 2011	December 31 2010	September 30 2010	June 30 2010	March 31 2010
Intangibles, net	$ 56,471	$ 56,573	$ 56,682	$ 56,791	$ 56,900
Intangibles amortization expense	102	109	109	109	110

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

	March 31 2011		December 31 2010		Quarter Ended September 30 2010		June 30 2010		March 31 2010
Balance at beginning of period	$	18,224	$	18,364	$	19,456	$	18,836	$	18,541
Charge-offs:									
Commercial and industrial		75		25		-		-		48
Commercial real estate		34		149		2,046		796		313
Residential real estate		550		511		457		399		240
Home equity		237		312		197		238		183
Consumer		44		38		43		20		26
DDA overdrafts		434		1,867		615		565		550
Total charge-offs		1,374		2,902		3,358		2,018		1,360
Recoveries:									
Commercial and industrial		3		5		12		2		8
Commercial real estate		2		24		16		376		1
Residential real estate		6		12		12		37		14
Home equity		1		15		-		1		9
Consumer		38		37		29		53		50
DDA overdrafts		428		326		350		346		493
Total recoveries		478		419		419		815		575
Net charge-offs		896		2,483		2,939		1,203		785
Provision for loan losses		1,086		2,343		1,847		1,823		1,080
Balance at end of period	$	18,414	$	18,224	$	18,364	$	19,456	$	18,836
Loans outstanding	$	1,869,524	$	1,865,000	$	1,825,838	$	1,833,572	$	1,801,840
Average loans outstanding		1,861,760		1,837,687		1,829,119		1,821,822		1,793,134
Allowance as a percent of loans outstanding		0.98%		0.98%		1.01%		1.06%		1.05%
Allowance as a percent of non-performing loans		72.14%		156.39%		160.40%		177.78%		131.60%
Net charge-offs (annualized) as a percent of average loans outstanding		0.19%		0.54%		0.64%		0.26%		0.18%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.19%		0.21%		0.58%		0.22%		0.16%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	March 31 2011		December 31 2010		September 30 2010		June 30 2010		March 31 2010
Nonaccrual loans	$	25,166	$	10,817	$	11,220	$	10,246	$	14,008
Accruing loans past due 90 days or more		358		782		195		698		305
Previously securitized loans past due 90 days or more		-		54		34		-		-
Total non-performing loans		25,524		11,653		11,449		10,944		14,313
Other real estate owned		7,241		9,316		12,636		12,722		10,800
Total non-performing assets	$	32,765	$	20,969	$	24,085	$	23,666	$	25,113
Non-performing assets as a percent of loans and other real estate owned		1.75%		1.12%		1.31%		1.28%		1.39%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

	March 31 2011		December 31 2010		September 30 2010		June 30 2010		March 31 2010
Residential real estate	$	3,293	$	4,774	$	3,815	$	5,298	$	3,850
Home equity		2,260		2,276		2,863		1,763		1,818
Commercial and industrial		397		-		150		332		14
Commercial real estate		1,740		775		112		3,348		484
Consumer		75		147		106		168		133
Previously securitized loans		262		345		518		394		539
DDA overdrafts		231		361		337		399		326
Total past due loans	$	8,258	$	8,678	$	7,901	$	11,702	$	7,164